UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

Stagwell Agency Holdings LLC

c/o The Stagwell Group LLC

1808 Eye Street, NW, Sixth Floor

Washington, DC 20006

Attention: Mark J. Penn

(917) 765-2638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 552697104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Agency Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,372,414 (See Items 4 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,372,414 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,372,414 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4% (See Item 5)*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The calculation is based on 89,650,585 issued and outstanding shares of Class A Common Stock. After giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion, the percent of the Class A Common Stock beneficially owned by the Reporting Person would be 23.8%. See Item 5.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Stagwell Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,472,465 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 206,472,465 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,472,465 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.6% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects (i) 26,502,414 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option at any time after February 2, 2022, exchange such shares of Class C Common Stock, together with its corresponding economic interest in a wholly-owned subsidiary of the Issuer (collectively, a “Paired Equity Interest”), for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 269,620,636 shares of Class A Common Stock outstanding, which includes (i) 89,650,585 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. After giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion, the percent of the Class A Common Stock beneficially owned by the Reporting Person would be 71.1%. See Item 5.

SCHEDULE 13D/A

CUSIP No. 552697104	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Penn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,061,516 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 207,061,516 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,061,516 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.8% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Reflects (i) 27,091,465 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option at any time after February 2, 2022, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 269,620,636 shares of Class A Common Stock outstanding, which includes (i) 89,650,585 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. After giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion, the percent of the Class A Common Stock beneficially owned by the Reporting Person would be 71.3%. See Item 5.

SCHEDULE 13D/A

CUSIP No.	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Media LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,342,465 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 206,342,465 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,342,465 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Reflects (i) 26,372,414 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option at any time after February 2, 2022, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 269,620,636 shares of Class A Common Stock outstanding, which includes (i) 89,650,585 issued and outstanding shares of Class A Common Stock and (ii) 179,970,051 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. After giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion, the percent of the Class A Common Stock beneficially owned by the Reporting Person would be 71.0%. See Item 5.

SCHEDULE 13D/A

CUSIP No.	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stagwell Friends and Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,060,993 (See Items 4 and 5)*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,060,993 (See Items 4 and 5)*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,060,993 (See Items 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (See Item 5)**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Reflects 19,060,993 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. The shares of Class C Common Stock are voting-only shares that have no economic interest in the Issuer and are not registered or listed shares. Each holder of shares of Class C Common Stock may, at its option at any time after February 2, 2022, exchange its Paired Equity Interests for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Equity Interest for one share of Class A Common Stock).

** The calculation is based on a total of 108,711,578 shares of Class A Common Stock outstanding, which includes (i) 89,650,585 issued and outstanding shares of Class A Common Stock and (ii) 19,060,993 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock beneficially owned by the Reporting Person. After giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion, the percent of the Class A Common Stock beneficially owned by the Reporting Person would be 14.7%. See Item 5.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed jointly by: (i) Stagwell Agency Holdings LLC, a Delaware limited liability company, (ii) The Stagwell Group LLC, a Delaware limited liability company, (iii) Stagwell Media LP, a Delaware limited partnership, (iv) Mark J. Penn, a United States citizen, and (v) Stagwell Friends and Family LLC, a Delaware limited liability company (collectively, the “Reporting Persons” and each, individually, a “Reporting Person”), and relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Stagwell Inc. (the “Issuer”). This Amendment No. 10 amends the original statement on Schedule 13D filed jointly by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark J. Penn with the Securities and Exchange Commission on March 25, 2019, as amended by Amendment No. 1 on June 26, 2020, Amendment No. 2 on October 4, 2020, Amendment No. 3 on December 22, 2020, Amendment No. 4 on June 7, 2021, Amendment No. 5 on June 14, 2021, Amendment No. 6 on June 17, 2021, Amendment No. 7 on July 9, 2021, Amendment No. 8 on July 16, 2021, and Amendment No. 9 on August 4, 2021 (as so amended, the “Schedule 13D”), with respect to the Class A Common Stock.

This Amendment No. 10 amends the Schedule 13D as set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning given to such term in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) This Amendment No. 10 is being filed by the Reporting Persons.

(f) See the cover pages of this Amendment No. 10 for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Considerations.

The disclosure set forth under Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Purchases of Class A Common Stock

On August 9, 2021, Mark J. Penn purchased 10,000 shares of Class A Common Stock on the open market using personal funds at prices ranging from $5.96 to $6.02 per share, with a weighted average price of $6.01 per share.

On August 10, 2021, Mark J. Penn purchased 5,000 shares of Class A Common Stock on the open market using personal funds at a price of $6.45 per share.

On August 19, 2021, The Stagwell Group LLC purchased 15,000 shares of Class A Common Stock on the open market using its working capital at prices ranging from $6.62 to $6.70 per share, with a weighted average price of $6.66 per share.

The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth above.

Amendment to Preferred Stock Certificate of Designation

As previously disclosed, on September 23, 2021, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Amendment (the “Series 6 Certificate”) to the Amended and Restated Certificate of Designation of the Issuer’s Series 6 Convertible Preferred Stock, par value $0.001 per share (the “Series 6 Preferred Stock”), providing, among other things, for the removal of the Ownership Limitation described in Item 6.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Series 6 Certificate, a copy of which is filed as Exhibit FF and is incorporated herein by reference.

Preferred Stock Conversion

On October 7, 2021, the Issuer consummated the previously announced conversion of the 50,000 issued and outstanding shares of Series 6 Preferred Stock into 12,086,700 shares of Class A Common Stock, in the aggregate (the “Series 6 Conversion”). In connection with the Series 6 Conversion, the 50,000 shares of Series 6 Preferred Stock held directly by Stagwell Agency Holdings LLC were converted into 12,086,700 shares of Class A Common Stock, in the aggregate. The Issuer is expected to consummate the previously announced conversion of the 73,849 issued and outstanding shares of its Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Stock”), into 20,948,746 shares of Class A Common Stock, in the aggregate (the “Series 8 Conversion”) in the future.

Item 5. Interest in Securities of the Issuer.

Subparts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of shares of Class A Common Stock beneficially owned assume:

(i)	a total of 89,650,585 issued and outstanding shares of Class A Common Stock as of the date hereof, based on (A) 77,563,885 shares of Class A Common Stock issued and outstanding as of July 23, 2021 as provided on the Issuer’s Quarterly Report on Form 10-Q filed on August 5, 2021 and (B) 12,086,700 shares of Class A Common Stock issued upon conversion of the Series 6 Preferred Stock; and

(ii)	the conversion of the number of shares of Class C common stock, par value $0.00001 per share, of the Issuer (the “Class C Common Stock”) beneficially owned by the applicable Reporting Person into an equal number of shares of Class A Common Stock.

Each Reporting Person has supplementally provided, in the footnote to row 13 of the applicable cover page of this Amendment No. 10, a calculation of the percentage of shares of Class A Common Stock that would be beneficially owned by such Reporting Person after giving effect to the expected issuance of 20,948,746 shares of Class A Common Stock in connection with the Series 8 Conversion.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 10 and are incorporated herein by reference.

As of the date hereof, Stagwell Agency Holdings LLC directly holds 26,372,414 shares of Class A Common Stock.

As of the date hereof, The Stagwell Group LLC directly holds 130,000 shares of Class A Common Stock.

As of the date hereof, Mark J. Penn directly holds 589,051 shares of Class A Common Stock, of which 549,051 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment.

As of the date hereof, Stagwell Media LP directly holds 160,909,058 shares of Class C Common Stock.

As of the date hereof, Stagwell Friends and Family LLC directly holds 19,060,993 shares of Class C Common Stock.

The Stagwell Group LLC is the manager of Stagwell Agency Holdings LLC, which is a subsidiary of Stagwell Media LP. Mark J. Penn is the controlling person of The Stagwell Group LLC. Stagwell Media LP is the manager of Stagwell Friends and Family LLC. Mark J. Penn is the controlling person of Stagwell Media LP.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

Subpart (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

No transactions in shares of Class A Common Stock were effected by any Reporting Person during the sixty days before the date hereof, except as set forth in this Amendment No. 10. On September 27, 2021, Stagwell Friends and Family LLC transferred an aggregate of 44,985 shares of Class C Common Stock, together with its corresponding economic interest in OpCo, to Stagwell Media LP without consideration in accordance with the terms of the A&R OpCo Operating Agreement.

Neither the filing of this Amendment No. 10 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of its or his pecuniary interest therein, if any, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) or 13(g) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit FF	Certificate of Amendment to the Amended and Restated Certificate of Designation of Series 6 Convertible Preferred Stock of Stagwell Inc., dated September 23, 2021 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2021

STAGWELL AGENCY HOLDINGS LLC
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

THE STAGWELL GROUP LLC

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

MARK J. PENN

By:	/s/ Mark J. Penn
Name: Mark J. Penn

STAGWELL MEDIA LP
By:	The Stagwell Group LLC, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager

STAGWELL FRIENDS AND FAMILY LLC
By:	Stagwell Media LP, its manager

By:	/s/ Mark J. Penn
Name: Mark J. Penn
Title: Manager, The Stagwell Group LLC, Manager, Stagwell Media LP